Exhibit 99.1

MINEFINDERS CORPORATION LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual and Special Meeting of Shareholders (the “Meeting”) of Minefinders Corporation Ltd. (the “Corporation”) will be held on Wednesday, May 18, 2011 at the Vancouver Marriott Pinnacle Downtown Hotel, 1128 West Hastings Street, Vancouver, British Columbia, Canada, at 2:30 in the afternoon for the following purposes:

1.	To receive the annual financial statements of the Corporation for its financial year ended December 31, 2010 and the auditors’ report thereon;

2.	To elect directors for the ensuing year;

3.	To appoint KPMG LLP, Chartered Accountants, as the Corporation’s auditors for the ensuing financial year and to authorize the directors to set the auditors’ remuneration;

4.
To consider and, if thought appropriate, to pass a resolution approving the 2011Stock Option Plan of the Corporation, as more particularly described in the accompanying management information circular; and

5.	To transact such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of business on March 21, 2011 will be entitled to notice of the meeting.

DATED at Vancouver, British Columbia, this 3rd day of March, 2011.

BY ORDER OF THE BOARD

“Mark H. Bailey”

Mark H. Bailey
President and Chief Executive Officer

If you are unable to attend in person, please complete, date, sign and return the enclosed form of proxy.

If you have any questions or require more information with respect to voting your shares at the Meeting, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada Inc., by email at askus@georgeson.com or by telephone at 1-866-783-6752 (toll free within Canada or the U.S.).